Filed by Johnson & Johnson pursuant to Rules 165 and 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Inverness Medical Technology, Inc.
Commission File No.: 000-20871
Johnson & Johnson and Inverness jointly issued the following press release




05/09/2001 18:59:51
/C O R R E C T I O N -- JOHNSON & JOHNSON AND INVERNESS MEDICAL TECHNOLOGY/ PR News Wire via Dow Jones
In JOHNSON & JOHNSON and Inverness Medical Technology In Discussions for JOHNSON & JOHNSON to Acquire Inverness's Diabetes Care Products Business In $1.3 Billion Stock for Stock Transaction, moved earlier today, we are advised by a representative of the companies that a second paragraph under the section "Additional Information and Where to Find It" was inadvertently omitted. The missing paragraph reads as such:


In the event an agreement is reached, Inverness Medical Technology, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Inverness Medical Technology and their ownership of Inverness Medical Technology stock is set forth in the proxy statement for Inverness Medical Technology's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement if and when it becomes available.

The complete, corrected press release follows:
JOHNSON & JOHNSON and Inverness Medical Technology In Discussions for JOHNSON & JOHNSON to Acquire Inverness's Diabetes Care Products Business

             In $1.3 Billion Stock for Stock Transaction
               Inverness Would Split-Off Non-Diabetes
             Businesses Into New Publicly Traded Company
 NEW BRUNSWICK, N.J. and WALTHAM, Mass., May 9 /PRNewswire/ -- JOHNSON & JOHNSON

(NYSE: JNJ), the world's most comprehensive and broadly based manufacturer of health care products, and Inverness Medical Technology (Amex: IMA), a developer of innovative products focused primarily on the self-management of diabetes, today announced they are in advanced discussions regarding a definitive agreement, whereby JOHNSON & JOHNSON would acquire Inverness, excluding certain businesses, in a stock-for-stock exchange. At the time of the acquisition, Inverness would split off its businesses in women's health, nutritional supplements and clinical diagnostics to form a new publicly traded company owned by Inverness shareholders.


Under the terms being discussed, shareholders of Inverness would receive JOHNSON & JOHNSON common stock with a value of $35.00 a share, plus a common stock interest in the new company, for each share of Inverness. The net equity value of the diabetes care products business would be approximately $1.3 billion, based on Inverness's 38 million fully diluted shares outstanding. JOHNSON & JOHNSON would account for the transaction under the purchase method. Without considering the additional value of the split-off to Inverness shareholders, the $35 price represents a 20 percent premium to the prior 20-day trading average.


The business to be acquired by JOHNSON & JOHNSON would include Inverness's electrochemical blood glucose meter and strip business (including the ONE TOUCH FastTake and ONE TOUCH Ultra meters and strips), and two recent Inverness acquisitions -- the LXN Corporation, which makes dual glucose and fructosamine monitors, and Integ, which has developed advanced interstitial fluid sampling technology. In addition, JOHNSON & JOHNSON would gain rights to the Debiotech S.A. insulin pump license.

 The new company would retain rights to utilize Inverness's electrochemical and interstitial technology platform for certain diagnostic applications outside the field of diabetes. The company would be led by the current Inverness corporate management team based in Waltham, Massachusetts.


For JOHNSON & JOHNSON, in 2001, there would be a one-time charge of approximately $100 million or $.07 per share, primarily associated with in-process research and development. Additionally, based on proposed accounting rules regarding the treatment of goodwill scheduled to be implemented next quarter, JOHNSON & JOHNSON estimates dilution would be $.02 in 2001, $.02 in 2002, and accretive thereafter. Excluding the one-time charges, JOHNSON & JOHNSON expects to fund the impact on 2001 and 2002 earnings per share and therefore remains comfortable with its previous earnings guidance.


In April, JOHNSON & JOHNSON indicated that excluding the impact of the pending ALZA transaction, it was comfortable toward the middle of the 2001 earnings per share estimates, which range from $3.85 to $3.90. With regard to 2002, JOHNSON & JOHNSON indicated it was comfortable with the consensus earnings per share estimate of $4.35.


There can be no assurance that a definitive agreement regarding such an acquisition will be reached or that any acquisition will result from these discussions. Neither JOHNSON & JOHNSON nor Inverness intends to make any additional comments regarding this matter unless and until a formal definitive agreement has been reached or the discussions have been terminated.

Inverness Medical Technology develops, manufactures, and markets innovative products focused primarily on diabetes self-management. Inverness also markets diabetes products as well as a line of women's health products to consumers through its own established retail distribution networks including Wal-Mart, CVS and Walgreens.

Inverness Medical Technology's manufacturing facilities are located in Inverness, Scotland;

Galway, Ireland; Yavne, Israel; San Diego, California, and its European sales office is located in Munich, Germany. Inverness has approximately 1,000 employees, with headquarters in Waltham, Massachusetts.


JOHNSON & JOHNSON, with approximately 99,200 employees, is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets. JOHNSON & JOHNSON has more than 190 operating companies in 51 countries around the world, selling products in more than 175 countries. For more information on JOHNSON & JOHNSON, please visit the company's website at <http://www.jnj.com>.

(This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include the ability of the parties to reach a mutually acceptable acquisition agreement and, if that occurs, whether the conditions to closing would then be satisfied; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign healthcare reform; trends toward managed care and healthcare cost containment, and governmental laws and regulations affecting domestic and foreign operations. A further list and description of these risks, uncertainties and other factors can be found in JOHNSON & JOHNSON's Cautionary Statement filed as an Exhibit to the Company's report on Form 10K for the fiscal year ended December 31, 2000, (copies of which are available on request from the Company) and in Inverness's filings with the Securities and Exchange Commission.


The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.)


ADDITIONAL INFORMATION AND WHERE TO FIND IT
This material is not a substitute for the prospectus/proxy statement JOHNSON & JOHNSON and Inverness Medical Technology (and a subsidiary thereof) will file with the Securities and Exchange Commission if an agreement is reached. In the event an agreement is reached, investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors. The prospectus/proxy statement and other documents which will be filed by JOHNSON & JOHNSON and Inverness Medical Technology (and a subsidiary thereof) with the Securities and Exchange Commission in the event an agreement is reached will be available free of charge at the SEC's website (www.sec.gov) or by directing a request when and if such a filing is made to JOHNSON & JOHNSON, One JOHNSON & JOHNSON Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request when and if such a filing is made to Inverness Medical Technology, Inc., 51 Sawyer Road, Suite 200, Waltham, MA 02453, Attention:
Investor Relations, telephone (781) 647-3900.


In the event an agreement is reached, Inverness Medical Technology, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Inverness Medical Technology and their ownership of Inverness Medical Technology stock is set forth in the proxy statement for Inverness Medical Technology's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement if and when it becomes available.

/CONTACT: Press - Jeffrey J. Leebaw, 732-524-3350, Home - 732-821-6007, Investor
 Contacts -

Helen E. Short,
732-524-6491, Lesley Fishman, 732-524-3922, all of JOHNSON & JOHNSON; or Investor Contact - Doug Guarino of Inverness Medical Technology, 781-314-4162/ 18:54 EDT

9869 05/09/2001 18:54 EDT :TICKER: IMA
</NewsEdge/RealTimeContent?Content=Companies&Selectedticker=IMA> JNJ
</NewsEdge/RealTimeContent?Content=Companies&SelectedTicker=JNJ>

:SUBJECT: DRUG MEDS MA NJ MNA


Copyright (c) 2001 PR Newswire
Received by NewsEdge Insight: 05/09/2001 18:59:51

<http://www.newsedge.com> <<...OLE_Obj...>> <http://www.newsedge.com>
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